

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2023

Erez Aminov
Chief Executive Officer
MIRA Pharmaceuticals, Inc.
855 N Wolfe Street, Suite 601
Baltimore, Maryland 21205

  Re: MIRA Pharmaceuticals, Inc.
   Registration Statement on Form S-1
   Filed December 18, 2023
   File No. 333-276118

Dear Erez Aminov:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Alan Campbell at 202-551-4224 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Life Sciences

cc: Curt P. Creely